UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

OCZ Technology Group. Inc.
(Name of Issuer)

Common Stock, $0,0025 par value per share
(Title of Class of Securities)

67086E204
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 67086E204	13G	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	CIM Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No. 67086E204	13G	Page 3 of 3 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of OCZ Technology Group, Inc. beneficially owned by the Reporting Persons specified herein as of December 31, 2010 and amends and supplements the Schedule 13G dated as of and filed by the Reporting Person on April 7, 2010 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 0 shares

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 14, 2011

CIM INVESTMENT MANAGEMENT LIMITED

By:	/s/ Ashley Retter
Name:	Ashley Retter
Title:	Director of Operations